News Release
TSX:RMX | NYSE-AMEX:RBYMay 14, 2012

Rubicon Minerals Provides Drilling Update F2 Gold System,
Phoenix Gold Project, Red Lake, Ontario
-Highlights include:
- 156.9 g/t gold over 1.7 metres (4.58 oz/ton gold over 5.6 feet) from the WLB2 Zone -
- 152.4 g/t gold over 1.5 metres (4.45 oz/ton gold over 4.9 feet) from the WLB2 Zone -
- 33.6 g/t gold over 3.0 metres (0.98 oz/ton gold over 9.8 feet) from the 122-10 Zone –

Rubicon Minerals Corporation (TSX:RMX | NYSE-AMEX:RBY) (“Rubicon”) is pleased to provide an update of its exploration activities at its 100%-owned F2 Gold System, Phoenix Gold Project, located in the heart of the prolific Red Lake gold district.  Rubicon is carrying out a 12-month, $82.8 million program designed to optimize certain aspects of its Preliminary Economic Assessment (“PEA”)1, accelerate site infrastructure and expand on current engineering studies. Currently, there are 32,000 metres planned to be drilled by the end of Q3, 2012 with room to expand this amount should results warrant.

The drill program has two objectives: infill drilling designed to confirm and potentially extend existing gold zones and expansion drilling designed to test for further extensions of known gold mineralization.  The majority of drilling to date has been focused on infill drilling from ice-based drill pads, surface and underground.  The latest drilling results are tabulated in Table 1, along with a plan and section depicting these results in Figures 1, and 2.  Previous drill results from the WLB2 Zone, Crown Zone, 122-10 Zone and Sub 1200 metre area, as released on March 29, 2012, are presented for completeness in Table 1 in italics.

Drilling Highlights

West Limb Basalt 2 (WLB2)

On March 29, 2012, Rubicon announced results from most of its winter drilling from the WLB2 Zone with further new results presented here.  Continued infill and down dip expansion drilling of the WLB2 area has resulted in increased confidence in the interpretation and continuity of this mineralized zone. Highlights include: 152.4 g/t gold over 1.5 metres (4.45 oz/ton gold over 4.9 feet) including 437.8 g/t gold over 0.5 metres (12.77 oz/t gold over 1.6 feet) in hole 305-03-167 (when a 270 g/t gold top cut is applied to the extreme grade in this interval the result would be 96.5 g/t gold over 1.5 metres), 156.9 g/t gold over 1.7 metres (4.58 oz/ton gold over 5.6 feet), including 221.6 g/t gold over 1.2 metres (6.46 oz/ton gold over 3.9 feet) in CZD-2012-33, and 8.0 g/t gold over 5.5 metres (0.23 oz/ton gold over 18.0 feet) including 44.7 g/t gold over 0.5 metres (1.3 oz/ton gold over 1.6 feet), and 8.2 g/t gold over 12.8 metres (0.24 oz/ton gold over 42.0 feet) including 30.6 g/t gold over 2.0 metres (0.89 oz/ton gold over 6.6 feet) in hole 305-03-170 with vertical depths of 1112 metres and 1176 metres, respectively.

PR12-08   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Final results from the winter drilling campaign complemented and extended previously reported drill results from CZD-2012-15 with new results including 28.8 g/t gold over 5.0 metres (0.84 oz/ton gold over 16.4 feet) including 134.97 g/t gold over 0.9 metres (3.94 oz/ton gold over 3.0 feet) and CZD-2012-26 which returned new intercepts  of 4.1 g/t gold over 17.4 metres (0.12 oz/ton gold over 57.1 feet) including 21.4 g/t gold over 1.0 metre (0.62 oz/ton gold over 3.3 feet).  Follow up drilling in this area has shown continuous WLB2 style mineralization at the northern extents of the F2 Gold System.  Additional highlights from recent drilling include 4.9 g/t gold over 6.3 metres (0.14 oz/ton gold over 20.7 feet) in CZD-2012-34. This program was successful in discovering a shallow zone of strong gold mineralization in the northeastern portion of the 9X block which is an area that previously had been the subject of limited drilling (Figures 1, 2).

Continued follow-up infill drilling will be conducted in this area.

Crown Zone

Results from the Crown Zone winter drill program were reported in Rubicon’s March 29, 2012 news release.  Remaining results from this drilling, carried out on nominal 40-50 metre spacing, continue to demonstrate the continuity of mineralization along an interpreted strike length of at least 350 metres and a dip length of up to approximately 200 metres.  New assay highlights from the Crown Zone include 4.7 g/t gold over 16.4 metres (0.14 oz/ton gold over 53.8 feet) in CZD-2012-04 (see Table 1 for all results).  Grades and thicknesses reported in Table 1 are generally in line with those previously intersected and reported from the Crown Zone area.  Host rocks are typical F2 basalts and subordinate mineralized felsic units.

122-10 Zone

Infill and deep expansion drilling is ongoing in the vicinity of the 122-10 Zone.  A robust mineralized interval containing multiple, separate intercepts over a 250 metre core length was returned from underground drill hole 305-03-164.  Highlights from this hole include 33.6 g/t gold over 3.0 metres (0.98 oz/ton gold over 9.8 feet) including 118.9 g/t gold over 0.8 metres (3.47 oz/t gold over 2.6 feet), 22.3 g/t gold over 4.0 metres (0.65 oz/ton gold over 13.1 feet) including 71.6 g/t gold over 1.0 metre (2.09 oz/ton gold over 3.3 feet), and a wide interval of 4.8 g/t gold over 27.0 metres (0.14 oz/ton gold over 88.6 feet) including 14.3 g/t gold over 2.3 metres (0.42 oz/ton gold over 7.5 feet), and also including 10.2 g/t gold over 2.8 metres (0.3oz/ton gold over 9.2 feet).  These results were intersected between vertical depths of 853 to 1107 metres below surface.  Mineralization is hosted by strongly altered and locally veined and brecciated F2 basalts with multiple occurrences of visible gold.  These results supplement previously released intercepts from this area and further confirm our geological interpretation that the 122-10 Zone represents the down-plunge continuation of zones present nearer to surface.

PR12-08   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Sub 1,200 metre Area

Drilling in this area is designed to infill and potentially extends previously intersected gold mineralization.  A conservative approach was used by AMC Mining Consultants (Canada) Inc. in the PEA which elected, in the potential mine plan, to apply the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource).  Rubicon is carrying out selective drilling in this area designed to test whether the existing area with elevated resource grade holds up with more drilling.  Since the PEA, four new intercepts have been returned, all of which are gold bearing and developed within typical altered host basaltic sequences.  Hole F2-2012-03-W2 returned 4.2 g/t gold over 5.1 metres (0.12 oz/ton gold over 16.7 feet) including 10.7 g/t gold over 1.1 metres (0.31 oz/ton gold over 3.6 feet.  This intercept, at a depth of 1546 metres below surface, is now the deepest intercept at the F2 gold system (Figure 2).  Drilling of this sub 1,200 metre level target area is ongoing.

“As our table of results shows, these results continue to build upon those released March 29, 2012. Our infill drilling near surface to date has been successful and has added to our geological confidence in these areas as well as identifying extensions to known zones. Drilling of expansion target areas continues,” stated David Adamson, President and CEO.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine.  Rubicon’s shares are listed on the NYSE-AMEX (RBY) and the TSX (RMX) Exchanges and have traded on average, 1.7 million shares per day in 2011.  Rubicon’s shares are included in the S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION

"David W. Adamson"
President & CEO

1           The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

PR12-08   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Assay Highlight Results
Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area	Zone
305-03-166	979	3.1	4.0	0.09	13.1	2	WLB2
244-09-02	223	6.0	3.5	0.17	11.5	1	WLB2
	224	4.4	3.2	0.13	10.5	1	WLB2
244-09-03	222	21.8	1.0	0.63	3.3	1	WLB2
incl.	222	37.5	0.5	1.09	1.6	1	WLB2
	222	5.1	2.0	0.15	6.6	1	WLB2
	222	3.2	5.3	0.09	17.4	1	WLB2
244-09-04	226	3.2	4.8	0.09	15.7	1	WLB2
	226	8.7	7.0	0.25	23.0	1	WLB2
incl	226	28.2	1.4	0.82	4.6	1	WLB2
244-09-07	235	3.2	3.6	0.09	11.8	1	WLB2
305-03-167	564	152.4	1.5	4.45	4.9	2	WLB2
incl.	564	437.8	0.5	12.77	1.6	2	WLB2
305-03-168	528	5.8	3.0	0.17	9.8	1	WLB2
incl.	527	14.7	1.0	0.43	3.3	1	WLB2
305-03-170	1112	8.0	5.5	0.23	18.0	2	WLB2
incl.	1110	44.7	0.5	1.30	1.6	2	WLB2
	1176	8.2	12.8	0.24	42.0	7	WLB2
incl.	1172	19.9	3.8	0.58	12.5	7	WLB2
and incl.	1172	30.6	2.0	0.89	6.6	7	WLB2
CZD-2012-33	134	156.9	1.7	4.58	5.6	1	WLB2
incl.	134	221.6	1.2	6.46	3.9	1	WLB2
	207	3.1	12.2	0.09	40.0	1	WLB2
incl.	208	5.3	4.0	0.15	13.1	1	WLB2
CZD-2012-34	256	4.9	6.3	0.14	20.7	4	WLB2
CZD-2012-37	152	3.1	4.0	0.09	13.1	4	WLB2
CZD-2012-38	178	3.7	4.9	0.11	16.1	4	WLB2
CZD-2012-39	153	4.1	3.0	0.12	9.8	4	WLB2
305-02-161-1A	1226	3.1	5.6	0.09	18.4	7	WLB2
CZD-2012-10	96	11.0	1.0	0.32	3.3	4	WLB2
CZD-2012-12	215	13.5	1.0	0.39	3.3	1	WLB2
incl.	215	25.5	0.5	0.74	1.6	1	WLB2
CZD-2012-15	221	6.2	2.0	0.18	6.6	4	WLB2
	234	12.5	2.0	0.36	6.6	4	WLB2
incl.	234	22.8	1.0	0.66	3.3	4	WLB2
	239	28.8	5.0	0.84	16.4	4	WLB2
incl.	238	135.0	0.9	3.94	3.0	4	WLB2
	308	85.8	0.5	2.50	1.6	4	WLB2
	314	6.5	2.1	0.19	6.9	4	WLB2
	321	6.6	4.7	0.19	15.4	4	WLB2
incl.	323	24.9	0.8	0.73	2.6	4	WLB2
CZD-2012-18	226	12.4	4.0	0.36	13.1	4	WLB2
incl.	225	77.0	0.5	2.25	1.6	4	WLB2
CZD-2012-22	276	4.2	4.0	0.12	13.1	4	WLB2
CZD-2012-24	276	4.0	7.8	0.12	25.6	4	WLB2
CZD-2012-29	148	4.3	3.0	0.13	9.8	4	WLB2
CZD-2012-26	194	13.7	2.6	0.40	8.5	4	WLB2
	227	4.1	17.4	0.12	57.1	4	WLB2
incl.	233	21.4	1.0	0.62	3.3	4	WLB2
	239	4.3	3.0	0.13	9.8	4	WLB2
	248	446.4	2.0	13.02	6.6	4	WLB2
incl.	249	1770.0	0.5	51.63	1.6	4	WLB2
CZD-2012-04	73	3.8	4.0	0.11	13.1	1	Crown Zone
	120	4.7	16.4	0.14	53.8	1	Crown Zone
incl.	116	7.6	7.7	0.22	25.3	1	Crown Zone
CZD-2012-01	79	5.2	4.0	0.15	13.1	1	Crown Zone
	117	7.5	2.0	0.22	6.6	1	Crown Zone
	196	3.4	5.0	0.10	16.4	1	Crown Zone
CZD-2012-02	162	4.2	10.9	0.12	35.8	1	Crown Zone
incl.	164	7.0	4.0	0.20	13.1	1	Crown Zone
	181	3.6	15.0	0.11	49.2	1	Crown Zone
incl.	176	5.2	3.0	0.15	9.8	1	Crown Zone
and incl.	186	5.3	3.0	0.15	9.8	1	Crown Zone
CZD-2012-03	188	6.6	1.9	0.19	6.2	1	Crown Zone
	227	5.1	2.0	0.15	6.6	1	Crown Zone
CZD-2012-06	141	10.6	5.5	0.31	18.0	1	Crown Zone
incl.	141	41.2	1.0	1.20	3.3	1	Crown Zone
CZD-2012-07	118	9.0	3.4	0.26	11.2	4	Crown Zone
CZD-2012-09	94	6.4	3.0	0.19	9.8	1	Crown Zone
CZD-2012-14	80	10.2	2.7	0.30	8.9	1	Crown Zone
CZD-2012-16	136	5.9	6.0	0.17	19.7	4	Crown Zone
	230	73.9	1.1	2.16	3.6	4	Crown Zone
	299	8.4	2.0	0.25	6.6	4	Crown Zone
	349	5.6	2.0	0.16	6.6	4	Crown Zone
CZD-2012-19	112	113.8	2.9	3.32	9.5	4	Crown Zone
incl.	111	323.5	1.0	9.44	3.3	4	Crown Zone
CZD-2012-21	191	114.0	1.0	3.33	3.3	4	Crown Zone
CZD-2012-31	231	10.6	3.0	0.31	9.8	4	Crown Zone
incl.	230	27.2	1.0	0.79	3.3	4	Crown Zone
305-03-164	657	4.2	4.0	0.12	13.1	5	122-10
incl.	656	12.0	1.0	0.35	3.3	5	122-10
	853	10.2	2.0	0.30	6.6	5	122-10
incl.	852	17.6	1.1	0.51	3.6	5	122-10
	900	19.3	1.0	0.56	3.3	5	122-10
	983	33.6	3.0	0.98	9.8	5	122-10
incl.	982	118.9	0.8	3.47	2.6	5	122-10
	1013	22.3	4.0	0.65	13.1	5	122-10
incl.	1013	34.9	2.5	1.02	8.2	5	122-10
and incl.	1013	71.6	1.0	2.09	3.3	5	122-10
	1026	6.5	12.0	0.19	39.4	5	122-10
incl.	1024	12.3	4.0	0.36	13.1	5	122-10
	1108	4.8	27.0	0.14	88.6	5	122-10
incl.	1100	7.5	8.0	0.22	26.2	5	122-10
and incl.	1098	14.3	2.3	0.42	7.5	5	122-10
and incl.	1107	10.2	2.8	0.30	9.2	5	122-10
305-03-162	624	6.9	3.0	0.20	9.8	5	122-10
incl.	623	18.6	1.0	0.54	3.3	5	122-10
	736	13.5	13.8	0.39	45.3	5	122-10
incl.	733	21.2	2.2	0.62	7.2	5	122-10
and incl.	734	73.3	0.5	2.14	1.6	5	122-10
incl.	739	25.5	4.5	0.74	14.8	5	122-10
and incl.	738	174.5	0.5	5.09	1.6	5	122-10
	765	3.1	4.0	0.09	13.1	5	122-10
	777	5.1	2.1	0.15	6.9	5	122-10
305-03-163	619	13.5	1.0	0.39	3.3	5	122-10
	784	3.6	4.0	0.11	13.1	5	122-10
F2-2012-05A	1049	3.1	5.0	0.09	16.4	5	122-10
	1075	8.0	6.0	0.23	19.7	5	122-10
incl.	1077	39.0	1.0	1.14	3.3	5	122-10
	1094	3.7	3.0	0.11	9.8	5	122-10
	1166	5.1	3.0	0.15	9.8	5	122-10
incl.	1167	12.6	1.0	0.37	3.3	5	122-10
F2-2012-03-W2	1546	4.2	5.1	0.12	16.7	8	Sub 1,200 m
incl.	1545	10.7	1.1	0.31	3.6	8	Sub 1,200 m
F2-2012-03-W1A	1146	5.9	2.0	0.17	6.6	5	Sub 1,200 m
F2-2012-06	10	34.3	0.5	1.00	1.6	S of 3	Hanging Wall

Drill holes with the prefix ‘305’,’244’ were drilled from underground.  Drill holes with the prefix ‘F2’ were drilled from surface.  Drill holes with the prefix ‘CZD’ were drilled from the ice.  Assays reported are not-capped unless otherwise stated within the text. Reported lengths are core lengths, more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.  Results in italics are from the March 29, 2012 press release.  A complete listing of results to date for the F2 Gold Zone is available at www.rubiconminerals.com.

PR12-08   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2: Results on Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
F2-2012-06 34.3 / 0.5
CZD-2012-04 4.7 / 16.4 incl. 7.6 / 7.7
CZD-2012-33 156.9 / 1.7
incl. 221.6 / 1.2
CZD-2012-04 3.8 / 4.0
CZD-2012-39
4.1 / 3.0
CZD-2012-37
3.1 / 4.0
CZD-2012-38
3.7 / 4.9
CZD-2012-34
4.9 / 6.3
-150 m
244-09-02 6.0 / 3.5
244-09-07 3.2 / 3.6
244-09-04 8.7 / 7.0
incl 28.2 / 1.4
-350 m
244-09-03 5.1 / 2.0
244-09-02 4.4 / 3.2
CZD-2012-33 3.1 / 12.2
incl. 5.3 / 4.0
244-09-03 21.8 / 1.0
incl. 37.5 / 0.5
-550 m
3
1
4
305-03-168 5.8 / 3.0
incl. 14.7 / 1.0
244-09-03 3.2 / 5.3
305-03-164 10.2 / 2.0
incl. 17.6 / 1.1
244-09-04 3.2 / 4.8
-750 m
305-03-164 4.2 / 4.0
incl. 12.0 / 1.0
305-03-167 152.4 / 1.5
incl. 437.8 / 0.5
305-03-164 19.3 / 1.0
305-03-164 33.6 / 3.0
incl. 118.9 / 0.8
305-03-164 6.5 / 12.0
incl. 12.3 / 4.0
305-03-170 8.0 / 5.5
incl. 44.7 / 0.5
-950 m
305-03-170 8.2 / 12.8
incl. 19.9 / 3.8
and incl. 30.6 / 2.0
305-03-164 22.3 / 4.0
incl. 34.9 / 2.5
and incl. 71.6 / 1.0
305-03-166
3.1 / 4.0
-1150 m
5
2
6
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Delineation Drilling
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres
F2-2012-05A
3.1 / 5.0
F2-2012-05A 3.7 / 3.0
305-02-161-1A 3.1 / 5.6
-1350 m
305-03-164 4.8 / 27.0
incl. 7.5 / 8.0
and incl. 14.3 / 2.3
and incl. 10.2 / 2.8
F2-2012-05A 8.0 / 6.0
incl. 39.0 / 1.0
F2-2012-05A 5.1 / 3.0
incl. 12.6 / 1.0
-1550 m
F2-2012-03-W2 4.2 / 5.1
incl. 10.7 / 1.1
-1750 m
8
7
9

PR12-08   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person

Assays were conducted on sawn NQ and HQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Phoenix Project exploration, drill work programs and all data forming the basis of this news release were supervised and verified by Richard Greenwood, B.Sc. (Hons.), GIT and Phoenix Project Geology Manager for Rubicon and a Qualified Person as defined by NI 43-101. Phoenix Project site operations are conducted under the supervision of Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person as defined by NI 43-101.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the PEA will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.  Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this news release include, but are not limited to statements regarding projections of future optimization of the PEA and the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered, acceleration of site infrastructure and expansion of engineering studies. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. Significant additional drilling is required at F2 to fully understand system size and the economic implications of same.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

Although management of Rubicon has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-08   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.